

August 9, 2024

Stephen E. Loukas
President, Chief Executive Officer, and Director
Obsidian Energy Ltd.
Suite 200, 207—9th Avenue S.W.
Calgary, Alberta
Canada T2P 1K3

> **Re: Obsidian Energy Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 2, 2024**
> **File No. 333-281223**

Dear Stephen E. Loukas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel Miller, Esq., of Dorsey & Whitney LLP